SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the disclosure letter that we filed with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a discloseable event/information.	6

Exhibit 1

March 21, 2011

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of our letter dated March 21, 2011 to the Philippine Stock Exchange, Inc. (PSE) in connection with PSE’s email dated March 21, 2011 regarding the article entitled “PLDT to issue P5-B fixed rate notes” posted in philstar.com.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  March 21, 2011

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553; 816-8556

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. dated March 21, 2011 in connection with PSE’s email dated March 21, 2011 regarding the article entitled “PLDT to issue P5-B fixed rate notes” posted in philstar.com.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

March 21, 2011

Exhibit 1

March 21, 2011

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

We refer to your e-mail of March 21, 2011 requesting for clarification/confirmation regarding the article entitled “PLDT to issue P5-B fixed rate notes” posted in philstar.com. The article reported in part as follows:

“Telecommunications giant Philippine Long Distance Telephone Co. (PLDT) is planning to issue P5 billion worth of fixed rate corporate notes to fund its ongoing network expansion.

Sources said the issuance, which will be arranged by HSBC, is tentatively scheduled mid-March to mid-April this year.

The notes have a tenor of five, seven and 10 years from issue date.

Prior to maturity date, the issuer may redeem the notes in whole or in part on any interest payment date.”

In this connection, PLDT wishes to confirm that we have priced PHP5 billion 5-year, 7-year and 10-year fixed rate notes with a group of primary institutional lenders last March 18, 2011.  Issue date for the notes will be on March 24, 2011.

The notes are redeemable in whole at the option of PLDT anytime beginning the 2nd year from issue date.

Attached is a press release on this matter captioned “PLDT to issue PHP5.0 Billion in Fixed Rate Notes”.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

PLDTpressrelease

PLDT to issue PHP5.0 Billion in Fixed Rate Notes

Manila, Philippines, March 21, 2011 - Philippine Long Distance Telephone Co. (“PLDT”) priced PHP5 billion 5-year, 7-year and 10-year fixed rate notes with a group of primary institutional lenders last March 18, 2011. Issue date will be March 24, 2011. The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) acted as the sole lead manager and bookrunner for this transaction. Proceeds from the facilities will be used to finance capital expenditures and refinance existing debt obligations.

The PLDT notes fetched a credit spread of 30 basis points over the relevant 5-year, 7-year and 10-year benchmark rates, which remains the lowest ever priced by the investor market for a peso capital market transaction by a corporate issuer in recent history. The 5-year, 7-year and 10-year notes were fixed at a yield of 6.5692 percent, 7.3365 percent, and 7.7946 percent, respectively.

The notes issue was 1.8 times oversubscribed, with books reaching PHP9.087 billion in orders, demonstrating investor confidence in PLDT’s strength and leadership. The lenders were a mix of universal, savings, trust and investment banks, investment funds and insurance companies.

"The strong support by investors is both a testament to the strong credit of PLDT and a validation the company’s strategy. We have never seen an issue price so tight, particularly given the current volatile global market conditions. We commend PLDT’s capability to execute a notes issuance very quickly, allowing it to minimize potential price risks”, said Wick Veloso, Managing Director, Treasurer and Head of Global Markets of HSBC. “We would like to congratulate PLDT for successfully navigating the market environment and achieving overwhelming demand from the investor community.” he added.

PLDT Treasurer and Senior Vice President Anabelle L. Chua expressed appreciation for the overwhelming response of the investors to this notes issuance and the tight pricing that the market accorded their latest debt transaction.

”We are pleased with the consistently strong support of our investors and would like to thank them for joining us in our vision for PLDT. The proceeds of the issue will be used to partially finance capital expenditures for network expansion in pursuit of PLDT’s goal to be the undisputed market leader.” Ms. Chua said.

XXX

Exhibit 1

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:

Anabelle L. Chua

Tel. No.: +63 2 816-8213 / 5113914

Fax No.: +63 2 844-9099

Melissa V. Vergel de Dios

Tel. No.: +63 2 816-8024

Fax No.: +63 2 810-7138

Ramon R. Isberto

Tel. No.: +63 2 5113101

Fax No.: +63 2 8935174

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 22, 2011